As filed with the Securities and Exchange Commission on May 4, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Multi-Sector Opportunities Trust II

(Name of Subject Company (Issuer))

BlackRock Multi-Sector Opportunities Trust II

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09258V101

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Multi-Sector Opportunities Trust II

50 Hudson Yards

New York, New York 10001

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019	Janey Ahn, Esq. BlackRock Advisors, LLC 50 Hudson Yards New York, New York 10001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) by BlackRock Multi-Sector Opportunities Trust II, a Delaware statutory trust (the “Trust”), on April 10, 2023 (the “Schedule TO”) and relates to the Trust’s offer to repurchase 5% of its issued and outstanding common shares of beneficial interest as of April 3, 2023, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2023 (the “Original Offer to Purchase”), and in the related Tender Request Form, copies of which were previously filed as exhibits to the Schedule TO, and in the Supplement No. 1 to the Offer to Purchase, dated May 4, 2023 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”), a copy of which is filed as an exhibit to this Amendment.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

The Schedule TO is hereby amended and supplemented as follows:

Item 1 through Item 9 and Item 11.

The Trust has determined to extend the Expiration Date of the Offer from 4:00 p.m., Eastern Time, on May 10, 2023, to 4:00 p.m., Eastern Time, on May 17, 2023, unless further extended by the Trust. Therefore, Item 1 through Item 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“On May 4, 2023, the Trust extended the Expiration Date of the Offer. The Offer was previously scheduled to expire at 4:00 p.m., Eastern Time, on May 10, 2023. The Expiration Date of the Offer has been extended to 4:00 p.m., Eastern Time, on May 17, 2023, unless further extended by the Trust. As of May 3, 2023, no shares of the Trust have been validly tendered pursuant to the Offer and not properly withdrawn.

As a result of the extension of the Expiration Date, the Pricing Date for the Offer will be the close of ordinary trading on the NYSE on May 17, 2023, unless the Offer is further extended. In addition, as a result of the extension of the Expiration Date, shareholders that tender Shares pursuant to the Offer will not be entitled to receive any Trust dividend or distribution with a record date on or after May 19, 2023.

The press release announcing the extension of the Expiration Date for the Offer is attached as Exhibit (a)(5)(ii) to the Schedule TO and incorporated herein by reference.”

Item 6.	Purposes of the Transaction and Plans or Proposals

On May 4, 2023, the Board of Trustees of the Trust approved the reorganization of the Trust into BlackRock Strategic Income Opportunities Portfolio (the “Acquiring Fund”), a series of BlackRock Funds V, a Massachusetts business trust registered as an open-end management investment company under the 1940 Act (the “Reorganization”). It is currently expected that the Reorganization will be completed in the fourth quarter of 2023, subject to the requisite approvals by the Trust’s shareholders and the satisfaction of customary closing conditions.

Accordingly, the information set forth in Item 6 of the Schedule TO is hereby amended and supplemented to include the foregoing information regarding the Reorganization.

Item 12(a).	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(iii) Supplement No. 1 to the Offer to Purchase, dated May 4, 2023, is filed herewith.

(a)(5)(ii) Press release issued on May 4, 2023 is filed herewith.

Item 12(b).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Multi-Sector Opportunities Trust II

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: May 4, 2023

Exhibit Index

(a)(1)(iii)	Supplement No. 1 to the Offer to Purchase, dated May 4, 2023.

(a)(5)(ii)	Press release issued on May 4, 2023.

Filing Fee Exhibit.